                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                                       and
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                             GEOSCIENCE CORPORATION
                            (Name of Subject Company)

                               SYNTRON CORPORATION
                       (FORMERLY SERCEL ACQUISITION CORP.),
                               CGG AMERICAS, INC.,
                              SERCEL HOLDING S.A.,
                                  SERCEL, INC.,
                                       AND
                       COMPAGNIE GENERALE DE GEOPHYSIQUE.
                                    (Bidders)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    373636109
                      (CUSIP Number of Class of Securities)

                                 Thierry Le Roux
                        Compagnie Generale de Geophysique
                               1, rue Leon Migaux
                               91341 Massy, France
                                33(1) 64-47-3000

                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                              Jere R. Thomson, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                December 13, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


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
------------------------------------------------                     -----------------------------------------------
CUSIP NO. 373636109                                    14D-1                       PAGE 2 OF 10 PAGES
------------------------------------------------                     -----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Compagnie Generale de Geophysique
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) OR 2(f)                                     |_|


--------------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,414,263
--------------------------------------------------------------------------------------------------------------------
8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*                                          |_|


--------------------------------------------------------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          94.3%
--------------------------------------------------------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!


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------------------------------------------------                     -----------------------------------------------
CUSIP NO. 373636109                                    14D-1                       PAGE 3 OF 10 PAGES
------------------------------------------------                     -----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Syntron Corporation (formerly Sercel Acquisition Corp.)
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) OR 2(f)                                     |_|


--------------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------------------------------------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,414,263
--------------------------------------------------------------------------------------------------------------------
8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*                                          |_|


--------------------------------------------------------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          94.3%
--------------------------------------------------------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





------------------------------------------------                     -----------------------------------------------
CUSIP NO. 373636109                                    14D-1                       PAGE 4 OF 10 PAGES
------------------------------------------------                     -----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CGG Americas, Inc.
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) OR 2(f)                                     |_|


--------------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,414,263
--------------------------------------------------------------------------------------------------------------------
8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*                                          |_|


--------------------------------------------------------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          94.3%
--------------------------------------------------------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





------------------------------------------------                     -----------------------------------------------
CUSIP NO. 373636109                                    14D-1                       PAGE 5 OF 10 PAGES
------------------------------------------------                     -----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sercel Holding  S.A.
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) OR 2(f)                                     |_|


--------------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,414,263
--------------------------------------------------------------------------------------------------------------------
8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*                                          |_|


--------------------------------------------------------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          94.3%
--------------------------------------------------------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





------------------------------------------------                     -----------------------------------------------
CUSIP NO. 373636109                                    14D-1                       PAGE 6 OF 10 PAGES
------------------------------------------------                     -----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sercel, Inc.
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) OR 2(f)                                     |_|


--------------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Oklahoma
--------------------------------------------------------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,414,263
--------------------------------------------------------------------------------------------------------------------
8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*                                          |_|


--------------------------------------------------------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          94.3%
--------------------------------------------------------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1,
originally filed on October 29, 1999 and amended on November 23, 1999 (the "Statement") by Compagnie Generale de Geophysique ("Parent"), Sercel, Inc. ("Sercel"), CGG Americas, Inc. ("CGG"), Sercel Holding S.A. ("Sercel Holding") and Syntron Corporation (formerly Sercel Acquisition Corp.), a direct, wholly owned subsidiary of Sercel and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding common shares, par value $.01 per share (the "Shares"), of GeoScience Corporation, a Nevada corporation (the "Company"), at a purchase price of $6.71 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated October 29, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which, collectively, constitute the "Offer"). This Statement is being filed on behalf of Purchaser, Sercel, CGG, Sercel Holding and Parent. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         This Statement is also Amendment No. 1 to the Schedule 13D-1, originally filed on behalf of Parent and Purchaser on November 2, 1999, relating to Parent and Purchaser's beneficial ownership of shares of the Company. This Amendment No. 1 to the Schedule 13D-1 amends the Parent and Purchaser's beneficial ownership of shares and adds the beneficial ownership of shares which may be attributed to CGG, Sercel Holding and Sercel.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Items 6(a) and (b) are hereby amended and supplemented by the following:

         Pursuant to the Offer, which expired at 12:00 midnight, New York City Time, on Friday, December 10, 1999, Purchaser purchased a total of 9,414,263 Shares, representing approximately 94.3% of the outstanding Shares.

         In accordance with the terms of the Agreement and Plan of Merger, dated as of October 23, 1999, the Company was merged into Purchaser on December 13, 1999, pursuant to the "short-form" merger procedure permitted under Section 92A.180 of Nevada Law. In connection with the Merger, each issued and outstanding Share (other than those owned by Parent or any direct or indirect wholly owned subsidiary of Parent or any Shares held in the treasury of the Company) were converted into and represent the right to receive $6.71 in cash, without interest.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         On December 13, 1999, Parent issued a press release, a copy of which is included as exhibit (a)(9) hereto and incorporated herein by reference, which announced that Purchaser has accepted for payment all Shares tendered into the Offer and intended to complete the Merger on December 13, 1999.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following exhibit:

         (a)(9)   Press release issued by Parent on December 13, 1999


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 13, 1999        SYNTRON CORPORATION
                                 (FORMERLY SERCEL ACQUISITION CORP.)


                                 By:     /s/ Thierry Le Roux
                                     ------------------------------------------
                                        Thierry Le Roux
                                        President


                                 COMPAGNIE GENERALE DE GEOPHYSIQUE


                                 By:     /s/ Robert Brunck
                                     ------------------------------------------
                                        Robert Brunck
                                        Chairman and Chief Executive Officer


                                 SERCEL, INC.


                                 By:     /s/ George Wood
                                     ------------------------------------------
                                        George Wood
                                        Executive Vice President


                                 CGG AMERICAS, INC.


                                 By:     /s/ Thierry Le Roux
                                     ------------------------------------------
                                        Thierry Le Roux
                                        Executive Vice President


                                 SERCEL HOLDING S.A.


                                 By:      /s/ Robert Brunck
                                     ------------------------------------------
                                        Robert Brunck
                                        Chairman and Chief Executive Officer

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                                  EXHIBIT INDEX

EXHIBIT
    NO.                            DESCRIPTION
--------                           -----------
(a)(9)    Press release issued by Parent on December 13, 1999